Exhibit 23

CONSENT OF ERNST & YOUNG LLP

We consent to the incorporation by reference in the Registration Statement (Form S-4 No. 333-00000) and related Prospectus of American Standard Inc., as issuer, and American Standard Companies Inc. and American Standard International Inc., as guarantors, for the registration of $200,000,000 aggregate principal amount of 5 1/2 % Senior Notes due 2015 of our reports dated February 23, 2005, with respect to the consolidated financial statements of American Standard Companies Inc., American Standard Companies Inc. management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of American Standard Companies Inc. included in its Annual Report (Form 10-K) for the year ended December 31, 2004, and the related financial statement schedules of American Standard Companies Inc. included therein, filed with the Securities and Exchange Commission.

New York, NY
May 10, 2005